1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

August 20, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”) (File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, China Equity Portfolio (the “Fund”) (previously, China Quality Growth Portfolio), filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2019. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 221 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 28, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.     Please supplementally confirm that the Fund does not expect “Acquired Fund Fees and Expenses” to exceed one basis point.

Response 1. We hereby confirm that the Fund does not expect “Acquired Fund Fees and Expenses” to exceed one basis point.

Comment 2.     Please consider revising the italicized portion of the following sentence in the Fund’s investment strategy sections to clarify this disclosure in plain English: “The Adviser actively selects positions in a limited number of equity securities using a fundamental bottom-up stock selection process informed by macro thematic research on China.”

Response 2. We respectfully acknowledge the comment; however, we believe the existing disclosure to be written in plain English and consistent with other disclosures in the industry. The italicized portion of this sentence signals to investors that the portfolio management team includes considerations related to longer-term macro trends and structural themes in China as part of its bottom-up stock selection process, which we believe adequately conveyed by the existing disclosure.

Comment 3.     Please consider removing or revising the following sentence in the Fund’s investment strategy sections to include the other ways in which the Fund may invest in China A-Shares, or to clarify that this statement is with respect to possible means available in the future: “The Fund may also invest in China A-shares through any other means permitted by applicable law or regulation.”

Response 3. We respectfully acknowledge the comment and note that this statement is intended to indicate that the Fund may invest in China A-Shares through permitted means that become available in the future, and have revised the disclosure accordingly.

Comment 4.     Please consider including additional disclosure relating to the risks of trade disputes.

Response 4. The disclosure has been revised accordingly.

Comment 5.     Please consider including additional disclosure relating to the risks of investing in China H-shares, Shanghai- and Shenzhen-listed B-shares and China “red chip” shares.

Response 5. The disclosure has been revised accordingly.

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Comment 6.     Please add disclosure that the Fund will provide shareholders at least 60 days’ notice prior to any change to its 80% policy.

Response 6. The disclosure has been revised accordingly.

Comment 7.     Please supplementally confirm the Fund’s anticipated investment allocation to 3(c)(1) and 3(c)(7) securities.

Response 7. We hereby confirm that the Fund’s anticipated investment allocation, if any, to 3(c)(1) and 3(c)(7) securities is not expected to constitute a principal investment strategy of the Fund. In addition, the Adviser will limit and monitor the Fund’s investments in these securities, to the extent deemed illiquid, consistent with Rule 22e-4 and as contemplated by its Liquidity Risk Management Program.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 8.     With respect to fundamental investment limitation seven, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 8. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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